SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Radient Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

750341109
(CUSIP Number)

July 1, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750341109	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Ari Storch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Adam J. Chill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock
Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN
* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Scott Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,159 shares of 4% Series A Convertible Preferred Stock convertible into 23,275,464 shares of Common Stock

$1,737,109.73 principal amount of 4% Convertible Notes convertible into 17,193,489 shares of Common Stock

Warrants to purchase up to 33,151,619 shares of Common Stock

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN
* As described in Item 4, the 4% Series A Convertible Preferred Stock and 4% Convertible Notes are subject to a 9.99% blocker and the warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants and do not give effect to such blockers.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G	Page 8 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Radient Pharmaceuticals Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2492 Walnut Avenue, Suite 100, Tustin, CA 92780.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Kingsbrook Opportunities Master Fund LP, a Cayman Islands limited partnership (the "Kingsbrook Fund"), with respect to the Common Stock (as defined below) directly held by it;

(ii)
Kingsbrook Opportunities GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Kingsbrook Fund, with respect to the Common Stock directly held by the Kingsbrook Fund;

(iii)
Kingsbrook Partners LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager to the Kingsbrook Fund, with respect to the Common Stock directly held by the Kingsbrook Fund;

(iv)
Mr. Ari Storch ("Mr. Storch"), who serves as senior managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock directly held by the Kingsbrook Fund;

(v)
Mr. Adam J. Chill ("Mr. Chill"), who serves as managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock directly held by the Kingsbrook Fund; and

(iii)
Mr. Scott Wallace ("Mr. Wallace") , who serves as managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock directly held by the Kingsbrook Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Kingsbrook Partners LP, 590 Madison Avenue, 27th Floor, New York, New York 10022.

CUSIP No. 750341109	13G	Page 9 of 12 Pages

Item 2(c).	CITIZENSHIP:

The Kingsbrook Fund is a Cayman Islands limited partnership. The General Partner is a Delaware limited liability company.  The Investment Manager is a Delaware limited partnership.  Messrs. Storch, Chill and Wallace are each United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

750341109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 750341109	13G	Page 10 of 12 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Schedule 14A filed on July 6, 2011, indicates that the total number of outstanding shares of Common Stock as of July 1, 2011 was 174,368,863.  The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.  The percentages set forth in Row 11 of the cover page for each Reporting Person is based on the Company's outstanding Common Stock and assumes the partial conversion and exercise, as applicable, of the 4% Series A Convertible Preferred Stock, 4% Convertible Notes and warrants reported herein (the “Reported Securities”) up to the Blocker Limits (as defined below).  Pursuant to the terms of the 4% Series A Convertible Preferred Stock and the 4% Convertible Notes, the Kingsbrook Fund cannot convert any of the 4% Series A Convertible Preferred Stock or the 4% Convertible Notes unless the Reporting Persons would not beneficially own, immediately after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Preferred/Note Blocker Limit”).  Pursuant to the terms of the warrants reported herein, the Kingsbrook Fund cannot exercise any of the warrants unless the Reporting Persons would not beneficially own, immediately after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Warrant Blocker Limit”, and together with the Preferred/Note Blocker Limit, the "Blocker Limits").  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of the number of shares of Common Stock underlying the Reported Securities that are issuable without exceeding the Blocker Limits.  Notwithstanding anything herein to the contrary, the Reporting Persons’ beneficial ownership may be less than reported in this Schedule 13G, since the Company disclosed in its Preliminary Proxy Statement filed on July 6, 2011 that it only has 25,631,137 shares of Common Stock remaining to issue under its Certificate of Incorporation and is unable to issue all of the shares issuable upon conversion and/or exercise of its outstanding derivative securities until such time as the Company obtains stockholder approval to amend its Certificate of Incorporation to increase its number of authorized shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 750341109	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 8, 2011

KINGSBROOK OPPORTUNITIES MASTER FUND LP
By: Kingsbrook Opportunities GP LLC, its general partner

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

KINGSBROOK OPPORTUNITIES GP LLC

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

KINGSBROOK PARTNERS LP
By: KB GP LLC, its general partner

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

/s/ Ari Storch
Ari Storch

/s/ Adam J. Chill
Adam J. Chill

/s/ Scott Wallace
Scott Wallace

CUSIP No. 750341109	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 8, 2011

KINGSBROOK OPPORTUNITIES MASTER FUND LP
By: Kingsbrook Opportunities GP LLC, its general partner

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

KINGSBROOK OPPORTUNITIES GP LLC

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

KINGSBROOK PARTNERS LP
By: KB GP LLC, its general partner

/s/ Adam J. Chill
Name:	Adam J. Chill
Title:	Managing Member

/s/ Ari Storch
Ari Storch

/s/ Adam J. Chill
Adam J. Chill

/s/ Scott Wallace
Scott Wallace